EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2006
Excluding Interest on Deposits
Income from continuing operations before income taxes	$9,775

Fixed charges:
Interest expense	9,638
One-third of rents, net of income from subleases (a)	173

Total fixed charges	9,811

Less: Equity in undistributed income of affiliates	(76)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$19,510

Fixed charges, as above	$9,811

Preferred stock dividends (pre-tax)	6

Fixed charges including preferred stock dividends	$9,817

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.99

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$9,817

Add: Interest on deposits	7,669

Total fixed charges including preferred stock dividends and interest on deposits	$17,486

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$19,510

Add: Interest on deposits	7,669

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$27,179

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.55

(a)	The proportion deemed representative of the interest factor.